December 28, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX 973-836-0354</u>

Mr. Scott Vicari
Principal Executive and Financial Officer
Hosting Site Network, Inc.
32 Poplar Place
Fanwood, NJ 07023

> **RE:** **Hosting Site Network, Inc.**
> **Form 10-KSB for the year ended September 30, 2006**
> **Filed December 7, 2006**
> **File No. 333-73004**

Dear Mr. Vicari:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB for the year ended September 30, 2006</u>

<u>Note 4. Equity Transactions, page 16</u>

1. We note that you record compensation expense for the issuance of common stock to your president. Please explain the methodology used by the Company to calculate the amortization of deferred compensation expense. Tell us what

consideration you have given to disclosing this information in your financial statements. Cite any relevant accounting literature in your response.

Exhibit 31.1 and Exhibit 31.2

2. We note that you have referred to your "annual report" in paragraphs 2, 3, 4 and 5 of your certifications. In future filings, please revise your certifications to omit the word "annual". In addition, please ensure that your certifications included in future filingsinclude the exact wording as provided in Item 601 (b) (31) of Regulation S-B.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

    You may contact Kelly McCusker, Staff Accountant, at (202) 551-3433 or the undersigned at (202) 551-3438 if you have questions.

                    Sincerely,

                    Robert F. Telewicz
                    Senior Staff Accountant